                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               MAII HOLDINGS, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.002 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   55265B 10 9
                                 (CUSIP NUMBER)

                               JACKSON WALKER LLP
                    2435 NORTH CENTRAL EXPRESSWAY, SUITE 600
                             RICHARDSON, TEXAS 75080
                          ATTENTION: RICHARD F. DAHLSON
                                 (972) 744-2996
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 1, 2001
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                               -----------
CUSIP NO. 55265B 10 9                 13 D                          Page 2 of 6
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      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                 CHRISTIE S. TYLER

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      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]

                                                                        (b) [X]

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      3          SEC USE ONLY

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      4          SOURCE OF FUNDS

                 OO   SEE (1)

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      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

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      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                932,367
                            ----------------------------------------------------
      NUMBER OF             8   SHARED VOTING POWER
       SHARES
    BENEFICIALLY                -0-
        OWNED               ----------------------------------------------------
       BY EACH              9   SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    932,367
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 932,367
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                     [ ]

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 24.0%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON

                 IN
--------------------------------------------------------------------------------

(1)  See Item 3 for explanation.

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                                                                     Page 3 of 6

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.002 per share (the "Common Stock"), of MAII Holdings, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 6000 Legacy Drive, 4th Floor, Plano, Texas 75024.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Christie S. Tyler (hereinafter referred to in this Statement as "Mr. Tyler"). Mr. Tyler's business address is 6000 Legacy Drive, 4th Floor, Plano, Texas 75024. Mr. Tyler is the Chief Executive Officer and Chairman of the Board of the Company.

     During the last five years, Mr. Tyler has neither been convicted in a criminal proceeding, nor has Mr. Tyler been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Tyler is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds used by Mr. Tyler to purchase the Common Stock is a combination of a promissory note and personal funds. As described in more detail in response to Item 6 below, the Company and Mr. Tyler entered into a Stock Purchase Agreement, dated as of February 1, 2001 (the "Tyler Purchase Agreement"), pursuant to which Mr. Tyler purchased 680,000 shares of the Common Stock, at a purchase price of $4.03 per share, or $2,740,400 in the aggregate; $1,360 of which is payable in cash and the remaining $2,739,040 of which is payable in the form of a promissory note made payable to the Company (the "Tyler Note").

     Pursuant to a series of transactions beginning on December 5, 2001 and ending on December 28, 2001, Mr. Tyler used personal funds to purchase 85,700 shares of the Common Stock in open market purchases on the Over The Counter Bulletin Board.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Tyler acquired the securities covered by this Statement for investment purposes.

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                                                                     Page 4 of 6

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Tyler is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of an aggregate of 932,367 shares of the Common Stock of the Company, which constitutes approximately 24.0% of the Company's outstanding Common Stock. Mr. Tyler has sole voting and dispositive power with respect to all 932,367 shares of the Common Stock he beneficially owns. Mr. Tyler beneficially owns 166,667 shares of the Common Stock by virtue of having the right to acquire within sixty days such shares upon the exercise of vested options, at an exercise price of $4.03 per share, which represents approximately 4.3% of the Common Stock.

     According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, filed on November 11, 2001, there were 3,879,391 shares of the Common Stock issued and outstanding. The following chart represents the number of shares held by Mr. Tyler and the percentage deemed to be beneficially owned by Mr. Tyler, as calculated pursuant to Rule 13d-3 of the Exchange Act as of November 11, 2001:

                                  Number of                     Percentage of
Reporting Person             Shares Held Directly                 Ownership
----------------             --------------------               -------------
Christie S. Tyler                   932,367                          24.0%

     During the last 60 days, Mr. Tyler, individually, has purchased shares of the Common Stock in open market transactions on the Over the Counter Bulletin Board as follows:

                                Number                          Price
  Date                        of Shares                       per Share
  ----                        ---------                       ---------
12/10/01                        2,000                           $2.30
12/11/01                        1,100                           $2.49
12/11/01                        1,000                           $2.40
12/11/01                        1,000                           $2.40
12/11/01                        1,000                           $2.50
12/11/01                        1,500                           $2.60
12/11/01                        2,500                           $2.39
12/12/01                        7,600                           $3.00
12/12/01                        3,000                           $2.75
12/12/01                        4,500                           $2.80
12/12/01                        2,000                           $2.70
12/12/01                          500                           $2.65
12/12/01                        1,500                           $2.85
12/12/01                          500                           $3.20
12/12/01                          500                           $3.25
12/12/01                          500                           $3.05
12/12/01                        3,000                           $2.90
12/12/01                        3,000                           $2.95
12/13/01                          500                           $2.75
12/13/01                        1,000                           $2.85
12/14/01                        1,400                           $2.80
12/17/01                        1,500                           $2.80
12/19/01                        2,000                           $2.60
12/20/01                          500                           $2.60
12/20/01                          100                           $2.65
12/21/01                       10,000                           $2.35
12/21/01                        2,000                           $2.40
12/21/01                        1,000                           $2.50
12/21/01                        2,000                           $2.30
12/26/01                        3,000                           $2.25
12/27/01                        6,000                           $2.25
12/28/01                        2,000                           $2.25

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                                                                     Page 5 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Company has entered into an Employment Agreement with Mr. Tyler, dated as of January 12, 2001 (the "Tyler Agreement"), pursuant to which Mr. Tyler agreed to serve as Chief Executive Officer of the Company for three years. The Tyler Agreement provides for an annual salary of $400,000, and bonuses at the discretion of the Board of Directors of the Company. Pursuant to the Tyler Agreement, the Company issued to Mr. Tyler two non-qualified stock option agreements under the Company's Incentive Plan, one of which has terminated. The currently outstanding option agreement is for 166,667 shares of the Company's common stock, vesting 33,333 shares every three months, commencing on April 12, 2001, and at a purchase price of $4.03 per share. This option agreement expires on the fifth anniversary of the date of grant, or earlier upon Mr. Tyler's termination of employment with the Company, as provided in the Incentive Plan.

     The Tyler Agreement also requires Mr. Tyler to maintain the confidentiality of the Company's proprietary information during his employment and for a period of five years thereafter, and prohibits Mr. Tyler from competing with the Company during his employment and for a period of one year thereafter. The Tyler Agreement may be terminated for various reasons by either party. Upon a termination due to expiration of the term of the Tyler Agreement, death of Mr. Tyler, disability of Mr. Tyler, "Just Cause" (as defined therein, which includes non-payment of the Tyler Note (as defined below)) by the Company or by Mr. Tyler without "Good Reason" (as defined therein), Mr. Tyler will only be entitled to receive the compensation earned by him prior to the date of termination. Upon a termination by the Company without "Just Cause" or by Mr. Tyler for "Good Reason", Mr. Tyler will be entitled to receive a severance payment equal to his then current monthly salary multiplied by the number of months remaining in the term; provided, however, if termination occurs prior to July 12, 2001, then such period shall only be six months and not the remaining months of the term.

     In connection with the Tyler Agreement, the Company and Mr. Tyler entered into a Stock Purchase Agreement, dated as of February 1, 2001 (the "Tyler Purchase Agreement"), pursuant to which Mr. Tyler purchased 680,000 shares of the Company's common stock, at a purchase price of $4.03 per share, or $2,740,400 in the aggregate; $1,360 of which is payable in cash and the remaining $2,739,040 of which is payable in the form of a promissory note made payable to the Company (the "Tyler Note"). The Tyler Note has an interest rate of 6.33% per annum, and the principal of and accrued but unpaid interest on the Tyler Note is due and payable on April 12, 2001. The shares of the Company's Common Stock purchased by Mr. Tyler under the Tyler Purchase Agreement are currently held by, and pledged to, the Company as security for payment of the Tyler Note, pursuant to a Pledge and Security Agreement, dated as of February 1, 2001, by and between the Company and Mr. Tyler. As of the date of this filing the Tyler Note has not been paid.

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                                                                     Page 6 of 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     There are no exhibits filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: February 14, 2002

                                       /s/ Christie S. Tyler
                                       ---------------------------------------
                                       CHRISTIE S. TYLER